SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported)   May 24, 2002

Roadway Corporation

(Exact Name of Registrant as Specified in Charter)

Delaware	000-32821	34-1956254
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

1077 Gorge Boulevard	
Akron, Ohio	44310
(Address of Principal Executive Offices)	(Zip Code)

Registrant's telephone number, including area code (330) 384-1717

TABLE OF CONTENTS

ITEM 5. OTHER EVENTS.

On May 24, 2002, Roadway Corporation (the "Company") announced that it has filed a shelf registration statement for the potential offering by it of up to $250.0 million of common stock and senior debt securities. Pursuant to Rule 134 of the Securities Act of 1933, the Company is filing herewith the press release issued May 24, 2002 as Exhibit 99.1 hereto.

ITEM 7. FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS.

(c) Exhibits.

Exhibit	Description
99.1.	Press Release, dated May 24, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROADWAY CORPORATION

By: /s/ Joseph R. Boni III
_____
Name: Joseph R. Boni III
Title: Treasurer

Date: May 24, 2002

EXHIBIT INDEX

Exhibit	Description
99.1.	Press Release, dated May 24, 2002.